Exhibit 99.1

26 October 2017

Proposed changes to the structure of the Barclays Group due to ring-fencing

The “ring-fencing” of day-to-day banking services is one of the reforms brought in by the UK government, aiming to strengthen the UK financial system following the financial crisis that began in 2008.

Barclays intends to satisfy this requirement by setting up a ring-fenced bank, Barclays Bank UK PLC, which will be separate from Barclays Bank PLC. The two entities will operate alongside, but independently from, one another as part of the Barclays Group under Barclays PLC.

Why is this relevant to equity and debt investors

Barclays PLC will continue to be the listed holding company for the Barclays Group, raising capital and MREL eligible funding for the Barclays Group. Both Barclays Bank PLC and Barclays Bank UK PLC will be direct subsidiaries of Barclays PLC.

Except as detailed below in relation to covered bonds, all outstanding Barclays Bank PLC and Barclays PLC externally issued debt is intended to remain with Barclays Bank PLC and Barclays PLC, respectively, post-ring-fencing.

The secured funding programmes of Barclays Bank PLC which relate to assets transferring to the ring-fenced bank will also transfer to Barclays Bank UK PLC. In respect of Barclays Bank PLC’s outstanding regulated and local authority covered bonds, the issuer (and certain transaction counterparty roles currently undertaken by Barclays Bank PLC) will be substituted with Barclays Bank UK PLC. For the other secured funding programmes, including Barclays’ Gracechurch credit card and mortgage securitisation programmes, there will be no change to the existing issuers, however certain of the transaction counterparty roles currently undertaken by Barclays Bank PLC will be transferred to Barclays Bank UK PLC.

How will the change happen

Equity or debt investors do not need to take any action for the above changes to take place. Barclays is seeking approval from the Prudential Regulation Authority and the High Court of England and Wales (the “Court”) to complete the restructuring, outlined above, using a legal process called a Ring-Fencing Transfer Scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000. A hearing is scheduled in November 2017 for the Court to initiate the process to consider and approve the Scheme. Subject to approval, Barclays expects to implement the restructuring and fully establish the ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation of ring-fencing.

Ways to make sure your views are considered at Court

For further details, including key Court dates and guidance on how to participate in the process, please refer to our website: home.Barclays/ring-fencing-explained.

Establishment of the Group Service Company and Barclays Bank UK PLC and effect on Barclays Bank PLC

Barclays Services Limited (the “Group Service Company”) has been established as a direct subsidiary of Barclays PLC to deliver operational continuity, and to drive operational efficiencies across the Group. In September 2017, Barclays transferred c.£3.8bn of assets and liabilities from Barclays Bank PLC and its subsidiaries to the Group Service Company.

Barclays Bank UK PLC was established in August 2015 as a subsidiary of Barclays Bank PLC. In order to effect ring-fencing, Barclays intends to transfer businesses from Barclays Bank PLC and certain of its subsidiaries to Barclays Bank UK PLC, which are materially those businesses that currently comprise the Barclays UK division. Barclays expects those businesses that currently comprise the Barclays International and Head Office (excluding the Group Service Company) divisions will materially remain in Barclays Bank PLC. As previously reported, there are certain differences in the financial performance of these divisions at the Barclays PLC consolidated level compared to the Barclays Bank PLC consolidated level, in particular due to funding structures, the Group Service Company and cash flow hedging, which primarily impact the results of operations in the Head Office divisions.

Following the transfers of assets and liabilities to Barclays Bank UK PLC, Barclays Bank PLC will distribute to Barclays PLC the equity ownership of Barclays Bank UK PLC, thereby establishing Barclays Bank UK PLC as a direct subsidiary of Barclays PLC.

While Barclays’ plans for UK ring-fencing are well-progressed, these plans remain subject to further regulatory approvals, Court sanction and management discretion. Accordingly, the final composition of those assets and liabilities which are to remain in Barclays Bank PLC, and those which are to be transferred to Barclays Bank UK PLC, may differ from Barclays’ current expectations.

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For further information please contact:

Investor Relations Kathryn McLeland +44 (0)20 7116 4943	Media Relations Tom Hoskin +44 (0)20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank with global reach offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 85,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Information regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays’ management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays’ future financial condition and performance are identified in our filings with the Securities and Exchange Commission (“SEC”) (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2016) which are available on the SEC’s website (www.sec.gov). Subject to Barclays’ obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.